THE INTERESTS CREATED BY THIS OPERATING AGREEMENT OF OLOGY BREWING COMPANY, LLC (THE "COMPANY") HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT OF 1933"), OR WITH THE SECURITIES AUTHORITIES OF ANY STATE UNDER ANY STATE SECURITIES LAWS. AS A CONSEQUENCE, THE INTERESTS MAY NOT BE SOLD, ASSIGNED, CONVEYED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED BY A HOLDER THEREOF EXCEPT: (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT REGISTERING THE INTERESTS UNDER THE SECURITIES ACT OF 1933 AND/OR UNDER APPLICABLE STATE SECURITIES LAWS, OR (2) PURSUANT TO AN OPINION OF COUNSEL WHICH HAS BEEN OBTAINED BY SUCH HOLDER AND WHICH IS SATISFACTORY TO THE MEMBERS, OR PURSUANT TO SUCH OTHER EVIDENCE WHICH HAS BEEN OBTAINED BY THE HOLDER AND WHICH IS SATISFACTORY TO THE MEMBERS, THAT SUCH REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND/OR UNDER APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED FOR SUCH HOLDER TO LAWFULLY EFFECT SUCH SUBSEQUENT SALE, ASSIGNMENT, CONVEYANCE, PLEDGE, HYPOTHECATION OR OTHER TRANSFER. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHER, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AMENDED AND RESTATED OPERATING AGREEMENT OF OLOGY BREWING COMPANY, LLC

This AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of Ology Brewing Company, LLC (the "Company") is dated effective as of the 11th day of October, 2023 (the "Effective Date"), among the Members listed on **Schedule A** attached hereto, comprising all of the Members of the Company.

W I T N E S S E T H:

WHEREAS, on May 27, 2014, the Initial Member caused the Articles of Organization (as hereinafter defined) of Rooftop Beer Company LLC to be filed with the Florida Department of State to form the Company pursuant to the Florida Revised Limited Liability Company Act (as defined below, the "Act") as a limited liability company under the laws of the State of Florida;

WHEREAS, on June 19, 2015, the Initial Member caused Articles of Amendment to the Articles of Organization to be filed with the Florida Department of State to change the name of the Company to Ology Brewing Company LLC;

WHEREAS, on May 1, 2016, the Members entered into that certain Amended and Restated Operating Agreement;

WHEREAS, the Members now desire to amend and restate the Operating Agreement such that effective as of January 1, 2016, this Agreement shall supersede any and all prior agreements of the Members with respect to the operation of this Company, including that certain agreement dated May 1, 2016;

WHEREAS, the Members now desire to amend and restate the Operating Agreement such that effective as of October 11, 2023, this Agreement shall supersede any and all prior agreements of the Members with respect to the operation of this Company;

WHEREAS, the Members now desire to amend and restate the Operating Agreement such that effective as of April 7, 2025, this Agreement shall supersede any and all prior agreements of the Members with respect to the operation of this Company;

NOW, THEREFORE, it is mutually agreed as follows:

ARTICLE I

Definitions

1.01 Definitions. In addition to the terms defined above and those terms defined in the text of this Agreement, the following capitalized terms shall have the following respective meanings for the purpose of this Agreement:

(a) Accountants means such firm of independent certified public accountants as may from time to time be selected by the Board.

(b) Act means the Florida Revised Limited Liability Company Act, as amended from time to time, Chapter 605, Florida Statutes, or the corresponding provisions of any succeeding law.

(c) Additional Member means any Person admitted to the Company as a Member pursuant to Section 4.02 below after the Effective Date hereof.

(d) Additional Units means those Voting or Non-voting Units issued in the Company from time to time and upon such terms and conditions as established by the Board in accordance with the provisions of this Agreement.

(e) Adjusted Capital Account Deficit means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Allocation Period, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition is intended to comply with the provisions of Treasury Regulations §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(f) Affiliate in reference to a Person, means (i) any other Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any other Person owning or controlling 10 percent or more of the outstanding voting securities of such Person, (iii) any officer, director, member, managing member, or partner of such Person, and (iv) if such Person is an officer, director, member, managing member, or partner of any Entity, any Entity for which such Person acts in any such capacity.

(g) Agreement means this Amended and Restated Operating Agreement of Ology Brewing Company, LLC, as the same may be modified, amended, supplemented, and/or restated from time to time in accordance with its terms and applicable law.

(h) Allocation Period means any period for which items of income, gain, deduction, or loss must be allocated among the Members for federal income tax purposes.

(i) Articles of Organization means the Articles of Organization of the Company filed with the Division of Corporations on May 27, 2014, as required by the Act, as amended and/or restated from time to time.

(j) Available Cash means, at the time of determination, all cash held by the Company, whether derived from its business operations, from Capital Contributions, or from Capital Proceeds, but not including Liquidation Proceeds, less amounts reserved by the Board for payment of current, contingent, or future liabilities, future operating losses, or replacement of equipment, fixtures, and other capital improvements.

(k) Board means the Board of Managers appointed pursuant to Section 6.01 below.

(l) Capital Account has the meaning specified in Section 4.06(a) below.

(m) Capital Contribution means the total amount of cash and/or property contributed to the Company by each Member or Additional Member pursuant to Sections 4.01 or 4.02 below, plus any other contributions to the capital of the Company made by a Member, in such Member's capacity as a Member, pursuant to the terms of this Agreement, in respect of the Interest of such Member in the Company. Any reference in this Agreement to the Capital Contribution of a Member shall include a Capital Contribution previously made by any predecessor Member with respect to the Interest owned by the Member.

(n) Capital Proceeds means the proceeds received by the Company as the result of a Capital Transaction.

(o) Capital Transaction means any of the following events: (i) a sale or other disposition of all or substantially all of the assets of the Company; (ii) the receipt of insurance proceeds by the Company (other than proceeds of rental or business interruption insurance) as a result of the occurrence of a casualty; or (iii) any other event of a capital nature resulting in the receipt by the Company of revenues other than in the ordinary course of business.

(p) Change of Control means the occurrence of one of the following events: (i) the sale or transfer of substantially all of the assets of the Company, (ii) the merger of the Company, or (iii) the transfer of all or substantially all of the Units of the Company, provided that a Change of Control will only occur with respect to a transaction described in (ii) and (iii) if the transaction results in the Members of the Company immediately before the transaction owning less 50% of the Units following the transaction.

(q) Code means the U.S. Internal Revenue Code of 1986, as amended, or the corresponding provisions of any subsequent federal income tax law.

(r) Company means Ology Brewing Company, LLC, a Florida limited liability company.

(s) Company Minimum Gain shall mean "partnership minimum gain" as set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

(t) Department of State means the Florida Department of State, Division of Corporations.

(u) Economic Interest means a Person's share of one or more of the Company's Net Profits, Net Losses, or distributions of the Company's assets pursuant to this Agreement, but shall not include any right to vote on, consent to, or otherwise participate in any decision of the management of the Business of the Company.

(v) Effective Date has the meaning set forth in the Preamble.

(w) Employment Relationship means the contractual relationship under which a Member performs services for the Company, whether as a Manager, officer, Board member, employee, consultant, or independent contractor, and whether pursuant to a written or oral contract.

(x) Entity means any limited liability company, general partnership, limited partnership, limited liability partnership, corporation, joint venture, trust, real estate investment trust, real estate mortgage investment conduit, regulated investment company, business trust, estate, or association.

(y) Event of Dissolution has the meaning set forth in Section 10.01 below.

(z) Family Member means a Member's spouse, children, or grandchildren, or (i) a trust, all of the beneficiaries of which are any combination of the Member and such persons, (ii) a corporation, all of the Members of which are any combination of the Member and such persons, (iii) a limited partnership, all of the partners of which are any combination of the Member and such persons, or (iv) a limited liability company, all of the members of which are any combination of the Member and such persons.

(aa) Founding Members shall mean Nick Walker, Paul Woodward, Brian Clark, Max Arndt, and Roger Hawkes.

(bb) Initial Member shall mean Nick Walker.

(cc) Interest shall mean an interest in the Company representing a capital and/or profits interest, as herein provided, which entitles the holder thereof to receive distributions from the Company, to participate in allocations of Company income, gain, loss, deduction, or credit (or item thereof) in accordance with the provisions of this Agreement, and/or to vote the Interest as follows: (i) Voting Interest shall mean an Interest that entitles the holder thereof to receive distributions from the Company, to participate in allocations of income, gain, loss, deduction, or credit, and to vote on all matters affecting the Company; and (ii) Non-voting Interest or Economic Interest (as set forth above) shall mean an Interest that entitles the holder thereof to receive distributions from the Company and to participate in allocations of income, gain, loss, deduction, or credit. The holder of a Non-voting Interest or Economic Interest will have no right to vote on, consent to, or otherwise participate in any decision of the management of Company matters except as required by the Act. All Voting Interests, Non-voting Interests and Economic Interests shall be evidenced by Units

(dd) Liquidation Proceeds means all of the cash and other property held by the Company at the time of an Event of Dissolution, and all cash and property received by the Company thereafter, irrespective of whether such cash was or otherwise would have been considered Available Cash under the terms of this Agreement.

(ee) Majority shall mean greater than fifty percent (50%) of the membership Interests or units in all Members or the vote of all Managers of the Company, who are entitled to vote, as is appropriate in the context of its use in this Agreement.

(ff) Member shall mean all Members signing this Agreement, including Non-voting Members, an assignee or transferee, and any subsequently admitted Members agreeing to be bound by the terms of this Agreement. Reference to a Member shall mean any one of the Members.

(gg) Net Profits and Net Losses mean, respectively, the Company's taxable income or loss determined in accordance with Code Section 703(a) for each of its Fiscal Years (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss) with the following adjustments: (i) such Net Profits and Net Losses will be computed as if items of tax-exempt income and nondeductible, noncapital expenditures (under Code Section 705(a)(1)(B) and 705(a)(2)(B)) were included in the computation of taxable income or loss; (ii) that any items specially allocated pursuant to ARTICLE VII below shall not be taken into account in computing Net Profits or Net Losses; (iii) if any Member contributes property to the Company with an

initial book value to the Company different from its adjusted basis for federal income tax purposes, or if Company property is revalued in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) or as otherwise required by the Regulations, Net Profits and Net Losses will be computed as if the initial adjusted basis for the Company's federal income tax purposes of such contributed or revalued property equaled its initial book value to the Company as of the date of contribution or revaluation; and (iv) credits or debits to Capital Accounts due to a revaluation of Company assets in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f), or due to a distribution of non-cash assets, will be taken into account as gain or loss from the disposition of such assets for purposes of computing Net Profits and Net Losses.

(hh) Nonrecourse Deductions has the meaning set forth in Treasury Regulations §1.704-2(b)(1).

(ii) Percentage Interest means, when used with respect to Voting Members, the percentage obtained by dividing the number of Voting Units owned by a Member by the total outstanding number of all Voting Units at the time of determination. Percentage Interest, when used with respect to Non-voting Units, means the percentage obtained by dividing the number of Non-voting Units owned by a Member by the total outstanding Non-voting Units at the time of determination. When used for all other purposes, Percentage Interests is obtained by dividing the number of all Units owned by a Member by the total number of Units outstanding.

(jj) Person means any natural person or Entity.

(kk) Recordkeeper means the Person appointed by the Board to be responsible for the custody of the Company books, records, contracts, and other Company documents as determined by the Board, to give notices required by the Act, other applicable law, or this Agreement, to authenticate records of the Company, and to perform such other duties as the Board shall determine and delegate to him from time to time.

(ll) Substitute Member means any Person who acquires an Interest from a Member and is admitted to the Company as a Member.

(mm) Tax Decisions shall mean the determination: (i) based on advice of counsel, to amend the provisions of this Agreement to the minimum extent necessary to ensure that the allocations set forth in Article IV hereof for federal income tax and Capital Account purposes are respected by the Internal Revenue Service and otherwise remain in compliance with applicable law; (ii) to change the accounting method or fiscal year of the Company for tax purposes; (iii) to cause a revaluation of the Company's assets, consistent with Treasury Regulations §1.704-1(b)(2)(iv)(f); and (iv) of any other matter relating to Company tax accounting or other tax issues including (without limitation) any applicable elections under the Code.

(nn) Transfer means a sale, assignment, transfer, conveyance, pledge, encumbrance, exchange, grant, gift or other disposition, whether direct or indirect, voluntary, involuntary or by operation of law, or with or without consideration.

(oo) Treasury Regulations means those regulations promulgated under the Code, including, without limitation, the regulations promulgated under Code Section 704(b) (regarding partners' distributive Units of partnership tax items), as currently in effect, and as modified and clarified by amendment or successor regulation.

(pp) Unit means a unit owned by a Member out of all of the authorized Membership Units as set forth opposite each Member's name and reflected on **Schedule A** attached hereto. Each Unit represents an Interest in the Company. Units may be voting or non-voting units.

1.02 Interpretation. The terms defined in this ARTICLE I shall include the plural as well as the singular. Other capitalized terms used in this Agreement and not defined in this ARTICLE I shall have the meanings ascribed to such terms elsewhere in this Agreement. Some lower case terms that appear throughout this Agreement also appear above in this ARTICLE I and elsewhere in this Agreement as capitalized terms. Only when such terms appear as capitalized terms shall such terms have the meanings ascribed to them in this Agreement.

ARTICLE II

Organizational Matters

2.01 Name. The name of the Company shall be **Ology Brewing Company, LLC**; and the business of the Company shall be conducted under the name **Ology Brewing Company, LLC**. The name of the Company shall be changed only with approval of a Majority of the Board.

2.02 Agreement; Effect of Inconsistencies With the Act. It is the express intention of the Members that this Agreement shall be the sole source of agreement of the parties; and except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to Sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern. To the extent that any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make it effective under the Act. In the event that the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

2.03 Effective Date. This Agreement shall be deemed effective as of the Effective Date.

2.04 Term. The term of the Company commenced upon the filing of the Articles of Organization with the Department of State and shall continue indefinitely, or until dissolution, termination, or liquidation of the Company prior thereto in accordance with the Act and this Agreement.

2.05 Registered Agent and Office. The registered agent for the service of process and the registered office shall be that Person and location reflected in the Articles of Organization as filed in the office of the Department of State, as amended. The registered office or registered agent, or both, in the State of Florida may be changed from time to time by filing the address of the new registered office or the name of the new registered agent, as the case may be, with the Department of State under the Act. The Company's registered office shall be at 2708 Power Mill Court, Unit A, Tallahassee, Florida 32301. The Company's registered agent is Nick Walker. The Company shall appoint registered agents and maintain registered offices in other jurisdictions as may be required by law.

2.06 **Principal Office**. The principal office of the Company shall be located at 2708 Power Mill Court, Unit A, Tallahassee, Florida 32301 (the "Principal Office"). The Principal Office may be changed from time to time by the Board's filing the address of the new Principal Office with the Department of State under the Act.

2.07 **Nature of Business**. The Company is organized for all lawful purposes for which limited liability companies may be organized under the laws of the State of Florida. Without limiting the generality of the foregoing, the Company's primary purpose ("Primary Business") shall be to do all things that a brewery, distillery, brewpub, or restaurant operator may legally do. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and to operate its Primary Business as described herein.

2.08 **Tax Classification**.

(a) The Members intend that the Company be treated as a "C" corporation only for U.S. federal, state, local, and other tax purposes. The Company is not to be considered or treated as a corporation for any other purpose other than for taxation purposes. No Member is to be considered or treated as a partner or joint venturer of any other Member, and this Agreement may not be construed otherwise. Nothing in this agreement shall confer any pass-through tax status on the Members.

2.09 Each Member acknowledges that, because the Company has elected to be taxed as a C corporation, **no pass-through of profits or losses** will occur, and any distributions may be treated as dividend income for tax purposes. Each Member remains solely responsible for consulting with such Member's own tax advisors regarding tax consequences of owning Units in the Company.**Powers**. In furtherance of the Company's purposes, the Company shall have all of the powers granted to or permitted a limited liability company under the laws of the State of Florida, including, without limitation, the powers specifically enumerated in the Act.

ARTICLE III

Compliance with Tied-House Laws; Forced Redemption

3.01 **Compliance Obligations.**
The Company shall at all times comply with applicable federal, state, and local laws, including but not limited to Florida's "tied-house" laws under Chapters 561–565, Florida Statutes, and any related regulations. Each Member represents and warrants that their ownership or continued ownership of an Interest in the Company does not and will not violate any such laws or place any of the Company's alcoholic beverage licenses at risk.

3.02 **Regulatory Conflicts; Forced Redemption.**
In the event that:

3.03 A regulatory authority (including, but not limited to, the Florida Division of Alcoholic Beverages and Tobacco) advises, directs, or requires that any particular Person may not be an owner of the Company; **or**

3.04 The Company, in good faith, determines that a Member's admission or continued ownership—even if not explicitly disqualified by a regulator—could result in the violation of tied-house laws or place the Company's alcoholic beverage licenses at risk,

3.05 then, upon written notice to the affected Member, the Company shall have the right, but not the obligation, to **redeem or repurchase** such Member's entire Interest in the Company.

3.06 Redemption Price.

3.07 Regulatory Mandate. If a regulatory authority expressly requires removal of a Member or disallows their ownership, the member in question will have 90 days to correct the issue either by extricating themselves from the external conflict to the satisfaction of both Ology and the regulatory authorities, or by finding a buyer for their Ology ownership that the Ology board approves of in the normal course of transfer of ownership. Otherwise, at the end of the 90 day corrective cure period Ology will redeem the member's ownership and the redemption price shall be **One Dollar (US $1.00)** in total for such Member's Interest.

3.08 Other Conflicts. If the Company itself determines there is a conflict (but no formal regulatory order), then the redemption price shall be the lesser of:
(a) The Member's original capital contribution for the redeemed Interest; or
(b) The fair market value of the redeemed Interest, as determined by the Company in good faith.

3.09 Member Disclosure and Cure Period.
Each Member agrees to promptly disclose any direct or indirect ownership in, or control of, any business involved in the manufacture, distribution, or retail sale of alcoholic beverages, or any other interest that could create a violation or conflict under tied-house laws. The Company may request additional information from time to time, and the burden shall be on the Member to divest or otherwise resolve any conflict to the Company's satisfaction. If the conflict is not resolved within a reasonable time, as determined by the Company in its good-faith discretion, the Company may proceed with the forced redemption described in this Section.

3.10 Effect of Redemption.
Upon redemption of a Member's Interest, whether for $1.00 or otherwise, the Member shall cease to hold any equity interest or voting rights in the Company. Any related membership certificates or other evidence of ownership shall be surrendered to the Company for cancellation, and the Company's books and records shall be updated accordingly.

3.11 Additional Remedies.
This Section is in addition to, and not in limitation of, any other rights or remedies the Company may have in law or equity to address non-compliance with applicable laws or regulations.

ARTICLE IV

Members and Capital

4.01 Capital Contributions. The Members have contributed to the capital of the Company the amount of cash and/or property set forth opposite their respective names in Schedule A in consideration for their Units in the Company (the "Capital Contributions").

4.02 Additional Members; Issuances of Additional Units. Subject to Section 4.03 below, the Board may approve the addition of Members and/or the issuance of additional Units (Voting or Non-voting) in the Company from time to time and upon such terms and conditions as established by the Board in accordance with the provisions of this Agreement. The name,

address, and number of Units (Voting or Non-voting) held and the capital contribution made by each such additional Member shall be added to **Schedule A**, which shall thereby be amended. The Board is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) the authorization of Additional Units, (ii) each issuance of Additional Units pursuant to this Section 4.02, and (iii) the admission of additional Members. The Board shall do all things necessary to comply with the Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Additional Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation, or guideline of any federal, state, or other governmental agency.

4.03 Pre-emptive Rights.

(a) If, subject to Section 4.02, the Company shall propose to issue or sell any Additional Units, it shall offer to sell to each existing Member for cash a portion of such Additional Units in proportion with that Member's Percentage Interest (the "Pre-emptive Rights Ratio"), on the same terms and conditions and at the lowest price as such Additional Units are offered for issuance or sale. The Company shall give notice of the proposed issuance of Additional Units (the "Pre-emptive Rights Notice") to each Member not later than twenty (20) business days before the closing of the proposed issuance. The Pre-emptive Rights Notice shall contain all material terms and conditions related to the issuance of the Additional Units. Each such Member may elect to exercise all or any portion of its rights under this Section 4.03(a) by giving written notice (a "Pre-emptive Rights Exercise Notice") to the Company within ten (10) business days of the delivery of the Pre-emptive Rights Notice, stating the maximum amount of such Additional Units such Member would like to purchase (to the extent that a Member desires to purchase Additional Units not subscribed by other Members, it may specify an amount, up to the maximum number of Additional Units subject to such offering, greater than such Member's Percentage Interest). To the extent any eligible Member does not elect to purchase the maximum number of Additional Units offered to it by the Company, such unsubscribed Additional Units shall be sold to any Members who subscribed for a number of Additional Units greater than their Pre-emptive Rights Ratio, on a pro-rata basis in accordance with the respective amounts subscribed by such Members in excess of their respective Pre-emptive Rights Ratios. The closing of such offering of Additional Units shall occur at such time and place and on such terms and conditions as shall be determined by the Board.

(b) If any Member fails to exercise the rights set forth in this Section with respect to any portion of the Additional Units the Company proposes to issue or sell, the Company shall have one hundred and twenty (120) days thereafter to sell such portion of the Additional Units in respect of which such Member's rights were not exercised, at a price greater than or equal to the price set forth in the Pre-emptive Rights Notice and on terms and conditions no more favorable to the Company than those stated in such notice. If the Company has not sold such Additional Units within such ninety (90)-day period, the Company shall not thereafter issue or sell any Additional Units, without first offering such Additional Units to the Members in the manner provided above.

(c) The Pre-emptive Rights granted in Section 4.03 above do not apply to Units issued pursuant to Section 4.04 below. Without Board approval, no Member shall have any right to subscribe for or acquire Units issuable pursuant to Section 4.04 below.

4.04 Issuance of Units to Employees.

(a) The Company may, with the approval of the Board, issue Units to a Person, or an entity controlled by such Person, who is in an employment relationship with the Company. The subscription price to any employee for any Units shall be determined by the Board at the time of issuance.

(b) Any Units issued to an employee of the Company will be authorized and issued by the Company pursuant to this Section 4.04 may be issued on such terms as are established by the Board, including the (i) the purchase price, (ii) the terms under which the purchase price shall be paid, including the interest rate and term, (iii) the nature of any vesting requirements, (iv) the right of the recipient to vote on Company matters, and (v) the terms of any voting, Member agreement, or repurchase agreement to which the Units are subject.

4.05 **<u>No Interest on Capital Contributions</u>**. Except to the extent that a Member shall have the right to withdraw such Member's capital in accordance with Section 9.06 below, upon termination or dissolution of the Company as provided in ARTICLE X below or as otherwise specifically set forth in this Agreement, no Member shall have any right to demand the return of such Member's Capital Contribution, the balance of its Capital Account, or its share of Company cash flow, Net Profits, or other income or gain. No Member shall be entitled to a partition of the Company's property, and no interest shall accrue or be paid on any Capital Contribution or Capital Account of a Member. No interest shall be paid by the Company to any Member with respect to any Capital Contribution.

4.06 **<u>Capital Accounts</u>**.

(a) A single Capital Account shall be established, determined, and maintained for each Member on the books and records of the Company in accordance with the provisions of the Treasury Regulations governing the determination and maintenance of partnership capital accounts, including, without limitation, the following rules of determination and maintenance:

(i) Such account shall be credited with (A) the amounts of such Member's paid-in cash Capital Contributions and the amount of any other money or property contributed by such Member to the Company in accordance with the terms of this Agreement (including the amount of any Company liabilities assumed by such Member, other than liabilities described in the parenthetical language of clause (ii)(B) of this Section 4.06(a)), (B) the fair market value of any property (other than a promissory note of the Member) contributed by such Member to the Company in accordance with the terms of this Agreement (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), (C) the principal amount of any promissory note that a Member contributes in lieu of cash, and (D) such Member's distributive share of Net Profits (or items thereof), respectively, and any items in the nature of income or gain that are allocated pursuant to Sections 5.01, 5.02, and 5.04 below; and

(ii) Such account shall be debited with (A) the amount of money distributed to such Member (including the amount of such Member's liabilities that are assumed by the Company, other than liabilities described in the parenthetical language of clause (i)(B) of this Section 4.06(a) above), (B) the fair market value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), (C) such Member's distributive share of Net Losses (or items thereof), respectively, or any items in the nature of expenses and losses that are allocated pursuant to Sections 5.01, 5.02, and 5.04 below, and (D) the amount of any draws paid to the Member.

(b) Each such Capital Account shall reflect all Interests owned by such Member. Upon a transfer of all or a part of an Interest, the Capital Account, or portion thereof, of the transferor will carry over to the transferee.

(c) The property of the Company shall be revalued on the books of the Company in any case in which such revaluation is required by the Treasury Regulations and may be revalued in any case where such revaluation is permitted by the Treasury Regulations and such revaluation is determined to be appropriate by the Board. In the event that any Company property is revalued on the books of the Company in accordance with the Treasury Regulations, the Members' Capital Accounts shall be adjusted in accordance with the Treasury Regulations to reflect such revaluation and for allocations to them of Net Profits and Net Losses, and items thereof, as computed for book purposes, with respect to such property. In the event that the property of the Company is revalued on the books of the Company, all Company property shall be valued for such purpose at its fair market value, as determined by independent appraisal or by the Board.

(d) The provisions of this Section 4.06 are intended to comply with the Treasury Regulations and shall be interpreted in a manner consistent with such regulations. If any of the provisions of this Agreement relating directly or indirectly to Capital Account determinations and maintenance at any time conflicts with the Treasury Regulations, such Treasury Regulations shall govern Capital Account determinations and maintenance.

4.07 No Requirement to Restore Deficit in Capital Account. Nothing contained in this Agreement shall be construed to require any Member to restore any deficit in such Member's Capital Account.

4.08 Investment Representations.

(a) Each Member represents and warrants to each other Member and the Company as follows: (i) such Member has full authority, power, and capacity to execute, deliver, and perform such Member's obligations under this Agreement; (ii) such Member has duly authorized, executed, and delivered this Agreement and has duly authorized the performance of such Member's obligations under this Agreement; and (iii) such Member's authorization, execution, delivery, and performance under this Agreement do not and will not conflict with any document, agreement, or law applicable to such Member or by which such Member is bound.

(b) Each Member further represents and warrants to the Company that such Member is acquiring such Member’s Interest for such Member's own account and not with a view toward the gifting, distribution, or resale thereof; and each Member agrees that such Member will not sell or offer to sell any portion of its Interest, or negotiate in respect thereof with any Person or Persons whomsoever, so as thereby to bring the transaction in which such Member acquired such Member’s Interest or any other offering of interests in the Company within the provisions of Section 5 of the Securities Act of 1933, as amended, or the registration requirement of any other federal or state securities statute.

(c) Each Member further represents and warrants to each other Member and the Company that (i) such Member has been given access to all information concerning the Company and the terms and conditions of the Interest such Member is purchasing hereby; (ii) such Member and such Member's separate legal counsel have had the opportunity to negotiate fully the terms and conditions of this Agreement; (iii) such Member understands and

acknowledges that the Interest such Member is purchasing hereby is a speculative security and involves a high degree of risk and that no federal or state agency has made any finding or determination as to the fairness for public or private investment in, nor any recommendations or endorsement of, such Interest as an investment; (iv) such Member has such knowledge and experience in business and financial matters that such Member is capable of evaluating the merits and risks of an investment in such Interest; and (v) such Member's financial situation is such that such Member can afford the risks of an investment in such Interest.

(d) The representations, warranties, and covenants set forth in this Agreement shall survive the execution and delivery of this Agreement.

4.09 **Voting Rights**. Whenever a vote of Members is required by the Act or this Agreement or is recommended by the Board, except as otherwise set forth in this Agreement, Members shall vote according to their Percentage Interest as determined at the time of the vote.

4.10 **Certificates Representing Units**. Unless determined otherwise by a Majority of the Board, the Units shall be certificated "(Unit Certificates"); and the Unit Certificates shall be in the form approved by the Board, shall be signed in the name of the Company by two individuals, one being the Chairman of the Board or a vice chairman and the other being the President or other Officer of the Company (as that term is defined in 6.04 below). Any or all such signatures may be facsimiles. Although any Officer whose manual or facsimile signature is affixed to such a certificate ceases to be such Officer before such certificate has been issued, it may nevertheless be issued by the Company with the same effect as if such officer were still such at the date of its issue.

ARTICLE V

Distributions and Allocations

5.01 **C-corporation Tax Status and Allocation of Net Profits and Net Losses. Notwithstanding anything to the contrary in this Agreement, the Company has elected C-corporation tax status. All references in this Article V (including references to "Net Profits," "Net Losses," or "allocations") are solely for internal capital accounting and economic arrangements among the Members and shall not result in pass-through tax treatment to any Member.** Except as provided in Section 5.04 below, for each Accounting Period the Net Profits and Net Losses shall be allocated among the Members according to each Member's respective Percentage Interest.

5.02 **Limitation on Allocation of Net Losses.** No Member shall be entitled to any allocation of Net Losses if such allocation would result in the Member's having a negative Capital Account balance (after increasing such Capital Account by any amount that the Member is obligated to restore or is deemed to be obligated to restore pursuant to Section 1.704-1(b)(2)(ii) of the Treasury Regulations and decreasing such Capital Account balance by the items set forth in Section 1.704-1(b)(2)(ii)(d)(4)-(6)) of the Treasury Regulations while any other Member has a positive Capital Account balance (after adjustment for such items). In such event, Net Losses shall be allocated to the Members with positive Capital Accounts, as adjusted, until such Capital Accounts, as adjusted, have been reduced to zero.

5.03 Distributions. Distributions from the Company shall be made as follows.

(a) Available Cash shall be distributed to the Members at such times as the Board determines in the following order of priority:

(i) First, to repay Member Loans on a *pro-rata* basis based on the amount due on each Member Loan, until all principal and interest due on Member Loans has been repaid in full;

(ii) Thereafter, to the Members according to their Percentage Interests.

(b) Liquidation Proceeds shall be distributed as provided in Section 10.04 below.

5.04 Special Allocations.

(a) Minimum Gain Chargeback. Subject to the exceptions set forth in Treasury Regulation §1.704-2(f), if there is a net decrease in Company Minimum Gain during a taxable year of the Company, each Member shall be specially allocated items of income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain during such taxable year (which share of such net decrease shall be determined under Treasury Regulation §1.704-2(g)(2)). It is intended that this Section 5.04(a) shall constitute a "minimum gain chargeback" as provided by Treasury Regulation section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Debt Minimum Gain Chargeback. Subject to the exceptions contained in Treasury Regulations §1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during a taxable year of the Company, any Member with a share of such Member Nonrecourse Debt Minimum Gain (determined in accordance with Treasury Regulation §1.704-2(i)(5)) as of the beginning of such taxable year shall be specially allocated items of income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain (which share of such net decrease shall be determined under Treasury Regulations §1.704-2(i)(4) and 1.704-2(j)(2)). It is intended that this Section 5.04(b) shall constitute a "partner nonrecourse debt minimum gain chargeback" as provided by Treasury Regulation §1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member, in such capacity, unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §1.704-1(b)(2)(ii)(d)(4) (regarding depletion deductions), §1.704-1(b)(2)(ii)(d)(5) (regarding certain mandatory allocations under Treasury Regulations regarding family partnerships, the so-called varying interest rules, or certain in-kind distributions), or §1-704-1(b)(2)(ii)(d)(6) (regarding certain distributions, to the extent they exceed certain expected offsetting increases in a Member's Capital Account), and such adjustment, allocation, or distribution causes or increases a Deficit Capital Account of such Member, then before any other allocations are made under this Agreement or otherwise, items of Company income and gain shall be specially allocated to such Members in an amount and a manner sufficient to eliminate, as quickly as possible, such deficit balances in the Member's Capital Account created by such adjustments, allocations, or distributions.

(d) Gross Income Allocations. To the extent required by the Treasury Regulations, in the event a Member has a deficit balance in its Capital Account at the end of any taxable year of the Company in excess of the sum of (i) the amount such Member is required to restore pursuant to the provisions of this Agreement, if any, and (ii) the amount such Member is deemed obligated to restore pursuant to Treasury Regulations §1.704-2(g) and §1.704-2(i)(5), such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.04(d) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations have been tentatively made as if this Section 5.04(d) were not in this Agreement.

(e) Nonrecourse Deductions. Any Nonrecourse Deductions shall be allocated to the Members in the same manner as Net Losses are allocated pursuant to Section 5.02 above.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be allocated to the Member that bears the economic risk of loss for the Member Nonrecourse Debt to which such deductions relate as provided in Treasury Regulations §1.704-2(i)(1). If more than one Member bears the economic risk of loss, such deduction shall be allocated between or among such Members in accordance with the ratios in which such Members share such economic risk of loss.

(g) Certain Section 754 Adjustments. To the extent any adjustment to the adjusted tax basis of any Company asset pursuant to Section 732(d), Section 734(b) or Section 743(b) of the Code is required, pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases such basis) and an item of loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Interests in the Company as determined under Treasury Regulations §1.704-1(b)(3) if Treasury Regulations §1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made if Treasury Regulations §1.704-l(b)(2)(iv)(m)(4) applies.

(h) Curative Allocations. The allocations under Sections 5.04(a) through 5.04(g) above (such allocations, the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members and the Company that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Agreement. Therefore, notwithstanding any other provision of this Agreement to the contrary (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of income, gain, loss, or deduction in whatever manner the Company determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all items were allocated pursuant to Section 5.01 above. For purposes of this Section 5.04(h), future Regulatory Allocations under Sections 5.04(a) through 5.04(g) above that are likely to offset other Regulatory Allocations previously made shall be taken into account.

5.05 Tax Allocations.

(a) Section 704(c) Allocations. In accordance with Section 704(c) of the Code and the applicable Treasury Regulations issued thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company, shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial gross asset value. In the event the gross asset value of any Company property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset for federal income tax purposes and shall be made in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section 5.05(a) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Agreement.

(b) Other Allocations. The Members shall make such other special allocations as are required in order to comply with any mandatory provision of the applicable Treasury Regulations or to reflect a Member's Capital Account determined with reference to such Member's right to receive distributions from the Company and such Member's obligation to pay his, her, or its expenses and liabilities.

(c) Acknowledgment. The Members are aware of the income tax consequences of the allocations made by or under this ARTICLE V and hereby agree to be bound by the provisions of this Agreement in reporting their share of the Company's Net Profits and Net Losses for income tax purposes.

5.06 Limitations Upon Distributions. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their Capital Contributions. The Company may withhold from any distribution made pursuant to this Agreement, and may pay over to the appropriate federal, state, or local governmental authority, any amounts required to be withheld pursuant to the Code or provisions of applicable state or local law. All amounts withheld pursuant to this ARTICLE V shall be treated as a distribution by the Company to the relevant Member or Members for purposes of this ARTICLE V.

5.07 Distributions and Allocations in Respect of New and Transferred Interests. If any Interest is issued during any accounting period, or transferred during any accounting period in compliance with the provisions of ARTICLE IX below, Net Profits, Net Losses, each item thereof, and all other items attributable to such Interest for such period shall be divided and allocated to the new Member, or between the transferor and the transferee, as applicable, by taking into account their varying Interests during the period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Board. Unless otherwise determined by the Board, all distributions made on or before the date 30 days following the date on which the Company receives written notice of such Transfer (accompanied by the transfer documents) shall be made to the transferor; and all distributions made thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that if the Company does not receive a notice stating the date such Interest was transferred and such other information as the Board may reasonably

require within 30 days after the end of the accounting period during which the Transfer occurs, then, at the Board's option, all of such items shall be allocated and all distributions shall be made to the Person who, according to the books and records of the Company, on the last day of the accounting period during which the Transfer occurs, was the owner of the Interest. Neither the Company nor any Board shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 5.07, whether or not the Board or the Company has knowledge of any Transfer of ownership of any Interest.

ARTICLE VI

Power, Authority, Rights, Duties and Obligations of the Board

6.01 Appointment of Board and Actions by Board.

(a) The Company shall be managed by a Board of Managers (the "Board") of up to five (5) members, who initially shall be the Founding Members who sign this Agreement. The Board may increase the number of Board seats to up to five (5) seats at any time at its discretion. The Board may decrease the number of Board seats to a number less than five (5) at any time at its discretion, provided that any such decrease shall not terminate the seat of an existing Board member before his or her term expires, and that such decrease may not decrease the number of Board seats to a number less than the number of Founding Members who have the right under Section 6.01(b) below, and are willing to serve on the Board.

(b) Each of the Founding Members shall have the right to be a Board member at any time that they hold Units in the Company with a Percentage Interest of 2% or more, provided that such right is subject to the right of the other Board members to remove a Board member pursuant to Section 6.01(g) below.

(c) Any vacancy in a Board seat may only be filled by the unanimous vote of the remaining Board Members; and once filled, such Board members shall continue to serve until such a time as they step down from the Board, or are removed subject to the right of the other Board members to remove a Board member pursuant to Section 6.01(g) below. At such time as there shall be no members remaining on the Board, by unanimous vote the Voting Members can fill the vacancies on the Board.

(d) A quorum of the Board shall consist of three (3) members in the event the Board has five (5) members, three (3) members in the event the Board has four (4) members, and all members in the event the Board has three or fewer members.

(e) Any act of the Company that requires the approval of or a determination by the Board, other than replacing a Board Member, whether specified in this Agreement or not, shall require the approval of the lesser of (i) three Board members or (ii) the number of Board members on the Board at the time; provided, however, that for this purpose a Board member who is not entitled to vote on a matter because he or she has an interest in the matter shall be deemed to vote in accordance with the majority of disinterested Board members for purposes of determining whether the numerical limits in this subsection have been met.

(f) In the event that there is a deadlock for ten (10) days in any decision of the Board, then the Board agrees to have a person on whom each Member of the Board mutually agree to make the decision. If such person will not serve or fails to continue to serve in this

capacity, then the Board shall appoint a new representative for this purpose. If the Members of the Board cannot mutually agree on a person within ten (10) days, each Member shall select a person without mutual agreement of other Members and those persons shall make the decision. If those persons deadlock, they shall mutually agree on a third person and that third person shall then make the decision.

(g) Any Board member may be removed from the Board at any time, with or without cause, prior to the expiration of his or her term by the vote of at least sixty percent (60%) of the remaining Board members or by a vote of eighty percent (80%) of all Members, Voting and Non-voting, (excluding the Member who is being removed).

(h) The Board shall hold four regular meetings each year and such additional special meetings that the Board may call from time to time. Each Board member shall be required to attend at least three of the four regularly-scheduled meetings each year, and at least two of the three regular meetings attended by each Board member shall be in person meetings. Any Board member who fails to attend the minimum required number of regular meetings may be removed from the Board for cause by a vote of sixty percent (60%) of the other Board members or by a vote of eighty percent (80%) of all Members, Voting and non-Voting.

(i) The Company shall reimburse the Board members for their reasonable costs of attending Board meetings. Costs associated with international travel must be approved by a majority vote of the Board.

6.02 Power and Authority of the Board.

(a) The Board shall have the power and authority necessary to take or approve the following actions:

(i) the formulation of an operating budget for the Company (an "Operating Budget");

(ii) the Company's incurring any expenses in excess of 4% more than the forecasted expenses in the Operating Budget;

(iii) the appointment of any person as an Officer of the Company and the terms of any compensation arrangements or employment agreements for such Officers;

(iv) the issuance of Units to a Person in an employment relationship with the Company pursuant to Section 4.04 above;

(v) the taking of all actions appropriate to the liquidation of the Company;

(vi) the issuance of Additional Units pursuant to Section 4.02 above; or

(vii) appoint the successor Board member of any Board Member who has resigned, died, or becomes disabled.

6.03 Board Member Resignation, Death, or Disability. A Board member may resign as a Board member of the Company upon giving thirty (30) days' written notice of such resignation to each of the Company's Members and each member of the Board. Such resignation shall not create any personal liability of the resigning Board member to the Company or the

Members as a result thereof; however, such resignation shall not absolve the resigning Board member from any liabilities to the Company or the Members arising on or prior to the effective date of the resignation. If any member of the Board resigns, dies, or becomes disabled, then the successor Board member shall be appointed by vote of a Majority of the remaining Board members.

(a) Notwithstanding the provisions of Section 6.02 above, the Board may not, without unanimous consent of the Board, be entitled to approve or take any of the following actions:

(i) take advantage of, on behalf of the Company, any federal or state bankruptcy or insolvency or similar law for the relief of debtors or declare an Event of Dissolution;

(ii) accept a Member Loan from any Member;

(iii) do any act in contravention of this Agreement;

(iv) confess a judgment against the Company;

(v) make any material change in the general nature of the business of the Company;

(vi) cause the Company to make or revoke any tax elections provided for under the Code; or

(vii) sell or pledge all or a substantially all of the assets of the Company in one or a series of related transactions.

6.04 Power and Authority of Officers. The Board shall have the authority to appoint one or more persons to act as officers ("Officers") of the Company, who shall have specific powers and authority set forth herein or as otherwise determined by the Board from time to time as necessary to carry out the purposes, business, and objectives of the Company. No Person dealing with the Company shall be required to inquire into the authority of an Officer to take any action or make any decision binding upon the Company. Without limiting the generality of the foregoing, and unless the Board determines otherwise by subsequent action, the Officers are hereby expressly granted the right, power, and authority upon such terms and conditions as they shall deem proper:

(a) to operate the business of the Company;

(b) to incur all expenditures and pay all valid obligations of the Company; provided, that, no expenditures or obligations in excess of 4% of the expenses set forth in the Operating Budget for such fiscal year may be incurred or paid without the consent of the Board;

(c) to employ agents, employees, managers, accountants, attorneys, consultants, and other Persons as necessary or appropriate to carry out the business and operations of the Company and to pay fees, expenses, salaries, wages, and other compensation to such Persons;

(d) to open bank accounts on behalf of the Company with such signatories as the Board shall deem appropriate;

(e) to execute any and all documents or instruments of any kind that the Officers deem necessary or appropriate to achieve the business purposes of the Company, including, without limitation, contracts, agreements, deeds, notes, and other documents or instruments of any kind or character or amendments of any such documents or instruments; provided, however, that no such document shall impose an obligation upon the Company in excess of the amounts set forth in the Operating Budget;

(f) to borrow money from individuals, banks, or other lending institutions for any Company purpose and to mortgage, grant security interests in, or pledge all or any portion of the Company's assets to secure or provide for the repayment of such loans; provided, however, that the amount of such borrowings have been approved in the Operating Budget;

(g) to transfer or encumber all or any portion of the assets of the Company and to purchase or lease property for Company purposes; provided, however, that any such transactions are within the limits for such transactions as set forth in the Operating Budget;

(h) to invest all assets of the Company, to include, but not limited to, any investments in any subsidiary or Affiliate of the Company in accordance with the Primary Business of the Company and within the limits set forth in the Operating Budget; and/or

(i) to engage in any kind of activity and to perform and carry out contracts of any kind necessary to, in connection with, or incidental to the accomplishment of the purposes of the Company consistent with the Primary Business and the Operating Budget in effect at the time.

6.05 Liability; Indemnification; Exculpation.

(a) To the fullest extent permitted under the Act and other applicable law, the Company shall indemnify any Person who is a party, or is threatened to be made a party, to any threatened, pending, or completed civil, criminal, administrative, or investigative action, suit, or proceeding because such Person is or was a Member, Board member, partner, officer, employee or agent of the Company or is or was serving at the request of the Company as a Manager, trustee, officer, employee, or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against costs, claims, damages, losses, judgments, fines, and expenses (including, without limitation, reasonable attorneys' fees, filing fees, court reporters' fees, and transcript costs) actually and reasonably incurred by such Person in connection with such action, suit, or proceeding if such Person's act or omission giving rise to any claim for indemnification under this Section 6.05 was not occasioned by such Person's fraud, willful misconduct, gross negligence, or intent to cause injury to the Company or by such Person's reckless disregard for the best interests of the Company, and in respect of any criminal action or proceeding, such Person had no reasonable basis to believe such Person's conduct was unlawful. Notwithstanding the foregoing, the Company shall not indemnify a Member in respect of a dispute among the Members, or any of them, arising out of this Agreement.

(b) No Board member, Member, partner, officer, employee, or agent of the Company who is or was serving the Company at the request of a Member or a Board member (collectively, the "Indemnified Parties") shall be liable to any other Member or the Company for any action or inaction, unless such action or inaction arises out of or is attributable to fraud,

willful misconduct, gross negligence, or intent to cause injury to the Company or by such Person's reckless disregard for the best interests of the Company, or such action or inaction constitutes a breach of this Agreement; nor shall any Indemnified Party be liable to any Member or the Company for any action or inaction of any broker or other agent of the Company, provided that such broker or agent was selected, engaged, or retained by such Indemnified Party with reasonable care. Any Indemnified Party may consult with counsel, accountants, investment bankers, financial advisers, appraisers, and other specialized, reputable, professional consultants or advisers in respect of Company affairs and be fully protected and justified in any action or inaction that is taken in accordance with the advice or opinion of such Persons, provided that they shall have been selected with reasonable care.

(c) Notwithstanding any of the foregoing to the contrary, the provisions of Section 6.05(b) above shall not be construed so as to relieve (or attempt to relieve) the Indemnified Parties of any liability, to the extent (but only to the extent) that such liability may not be waived, modified, or limited under applicable law, but shall be construed so as to effectuate the provisions of this Section 6.04 to the fullest extent permitted by law.

6.06 Designation. The Board may, from time to time in its sole discretion, authorize in writing one or more third parties to act for or on behalf of the Company and the Board, and may appoint officers for the Company as the Board deems necessary or appropriate. It is expressly agreed that any action taken by any such designee under or pursuant to this Section shall be binding upon the Company and the Board. A delegation of authority pursuant to a designation under this Section shall in no case exceed the authority conferred under this Agreement on the Board.

6.07 Tax Matters Member. The tax matters member (referred to as the "tax matters partner" in Section 6231(a)(7) of the Code) (the "Tax Matters Member") shall be Nick Walker. The Tax Matters Member shall represent the Company and the Members, at Company's expense, in any administrative or judicial proceeding with the Internal Revenue Service. Any other Member may, at such Member's own expense, participate in such proceeding to the extent permitted by the Code. If an administrative proceeding results in the issuance of a "final partnership administrative adjustment" ("FPAA"), as that term is used in Sections 6223 *et seq.* of the Code, the Tax Matters Member shall determine whether the Company shall seek judicial review of such FPAA. If the Tax Matters Member determines that the Company shall not seek judicial review, it shall promptly notify all the other Members of this determination; and each Member shall be entitled, at such Member's own expense, to pursue whatever rights such Member may have under the Code. Any amounts paid by the Tax Matters Member on behalf of the Company in connection with any administrative or judicial proceeding shall be considered a loan to the Company and not a contribution to capital. The Tax Matters Member shall not be liable to the Company or the Members for any action he takes or fails to take in connection with any such judicial or administrative proceeding, including, without limitation, the agreement to or failure to agree to a settlement or the extension of, or failure to extend the relevant statutes of limitations, unless such action or failure constitutes willful misconduct, fraud, negligence, or breach of a fiduciary duty to the Company or any of the Members.

6.08 Board Member Compensation. In consideration of a Board Member's performance of services on behalf of the Company as such and so long as he serves as a Board member, each Board member shall receive a reasonable salary at such times and in such amounts as determined by the unanimous consent of the Board; *provided, however*, that any salary paid to a Board member shall be paid in accordance with the operating budget for the then current year.

ARTICLE VII

Certain Rights, Duties, and Obligations of Members

7.01 Limited Liability of Members. Subject to the provisions of the Act, the liability of a Member for the debts and obligations of the Company shall be limited to the amount of such Member's capital contributions to the Company; and no Member shall be obligated to contribute money to the Company or to otherwise answer for an obligation of the Company beyond such Member's obligation to pay such Member's Initial Capital Contribution, except to the extent required by law or specifically provided herein.

7.02 Loans from Members or their Affiliates. A Member or its Affiliate may make loans to the Company if approved by the disinterested members of the Board ("Member Loans"). Member Loans shall not be considered contributions to the capital of the Company. Any Member Loan shall be an obligation of the Company of equal rank with obligations to unsecured third-party creditors. Unless otherwise agreed by the Member and the disinterested members of the Board, a Member Loan shall bear interest at 8% per annum, be unsecured and be payable on demand.

7.03 Transactions Between a Member and the Company. No transaction between a Member or such Member's Affiliates and the Company shall be voidable solely because the Member or such Member's Affiliates have a direct or indirect interest in the transaction if the material facts as to such Member's or the Member's Affiliates' interest are disclosed or are known to the disinterested members of the Board or the other Members and the disinterested members of the Board or the other Members in good faith authorize, approve, or ratify the conflicting interest transaction by a Majority Vote.

7.04 Regular Meeting. The Members shall meet at least once annually commencing in the year 2016. Such meeting shall be held within one hundred twenty (120) days of the Company's receipt of its previous year's financial statements or tax return, whichever occurs first, at a time and place designated by the Board. In lieu of such meeting, the Members may take action without a meeting in accordance with the provisions of Section 7.13 below.

7.05 Special Meetings. Special meetings of the Members, for any purpose or purposes, may be called by a Board member or by Members holding Percentage Interests of 25% or more.

7.06 Place of Meetings. The Board may designate the Company's Principal Office or any other place within or outside the State of Florida as the place for any meeting of the Members. If no designation is made, the place of meeting shall be the Principal Office of the Company.

7.07 Notice of Meetings. Except as provided in Sections 7.10 and 7.14 below, written notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than five nor more than 30 days before the date of the meeting.

7.08 Meetings of All Members. If all of the Voting Members shall meet at any time and place and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice; and at such meeting lawful action may be taken.

7.09 Record Date. For the purpose of determining who are Members entitled to notice of or to vote with respect to any matter that is presented to the Members for decision, or who are Members entitled to receive payment of any distribution, the date on which notice of the meeting is first given to any Member, or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination. For the purpose of determining who are Members entitled to take any other action or for any other purpose, the Board may fix a date (which may not be prior to the date and time of the action for which the determination is made nor more than 70 days thereafter) as the record date for the determination. A determination of who are Members entitled to be given notice of or to vote at a meeting of Members is effective for any adjournment of the meeting unless the Board fixes a new record date, which they shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

7.10 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

7.11 Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Recordkeeper before or at the time of the meeting. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

7.12 Manner of Acting at Meeting. Acts ratified by a Majority of the Voting Members shall be the act of the Members at a meeting, unless a different requirement is expressed by any other provision of this Agreement.

7.13 Action by Members Without a Meeting. Members may take action without a meeting if the action is approved in writing by at least the minimum number of votes needed at a meeting to consent to such action.

7.14 Participation by Electronic Communications. A Member may participate in a Members' meeting by any means of communication through which the Member, other Members so participating, and all Members physically present at the meeting may simultaneously hear each other during the meeting. Members so participating shall be deemed present in person at the meeting.

ARTICLE VIII

Member Dissociations and Suspensions

8.01 Dissociation Definition. The dissociation of a Member shall mean the termination of all of the Member's membership rights except: (a) the Member's rights to allocations of income, gain, loss, deduction, or credit granted to a Non-voting Economic Interest in the Company; and (b) the rights identified in Section 8.02 below. A person has the power to dissociate as a Member at any time, rightfully or wrongfully, by withdrawing as a Member by express will under Section 605.0602(1), F.S.

8.02 Certain Effects Of Dissociation Upon Dissociated Members.

(a) Certain Continuing Rights. If, after dissociation, a Member retains all or any part of the former Member's Non-voting Economic Interest in the Company, the Member shall be, subject to any contrary order by an arbitrator under Section 13.14 below, entitled to the following rights:

(i) Subject to standards of reasonableness as determined from time to time by the Members, the Member shall be entitled to inspect, and copy at the Member's own expense, all information reasonably relevant to allocations and distributions to the Member in respect of its Non-voting Economic Interest.

(ii) The Member shall be entitled to bring actions with respect to the Member's Non-voting Economic Interest under Section 13.14 below.

(b) Termination of Duties. Subject to any contrary provision in this Agreement, a person who has been dissociated from the Company shall have no fiduciary or other duties to the Company.

(c) Liabilities. A person who has been dissociated from the Company shall have no liabilities to the Company except liabilities that accrued to the Member before the Member's dissociation.

8.03 Events of Dissociation—in General. A Member shall be dissociated from the Company only upon the occurrence of the events identified in Sections 8.04 through 8.07 below. Unless otherwise set forth in the sections below, the effective date of each such dissociation shall be the date of consent or approval, if any, of the Board or the Members that is a condition to such dissociation.

8.04 Dissociation upon Dissolution. Upon (i) the dissolution of a Member that is an entity or (ii) the occurrence of any condition or event terminating the entity's legal existence, the Board shall have the option to dissociate that Member if a Majority of the disinterested members of the Board determine that the dissociation is in the best interests of the Company.

8.05 Dissociation upon Withdrawal. A Member shall be dissociated upon the Member's sending a notice of its intent to withdraw from the Company. The effective date of the dissociation shall be the effective date of the withdrawal. A Member may withdraw as a Member of the Company by giving written notice of withdrawal to the Board. The withdrawal shall be effective thirty (30) days after the Board has received the notice. The Member shall incur no liability to the other Members or the Company merely by reason of the withdrawal other than as specified elsewhere in this Agreement.

8.06 Dissociation upon Unauthorized Transfer. In the event a Person acquires Units without complying with Section 9.02 below, the Member may be dissociated if the Board determines that the dissociation is in the best interests of the Company.

8.07 Dissociation upon Expulsion. A Member (the "Breaching Member") may be dissociated from the Company by the Board for any of the following reasons:

(a) Material Breach of Agreement. A Breaching Member may be dissociated if:

(i) the Breaching Member has materially breached this Agreement, including a breach of improper use of any Company assets;

(ii) the Board has given the breaching Member written notice of this breach; and

(iii) the Breaching Member has failed to cure the breach (if curable) within thirty (30) days after receiving such notice.

(b) Misconduct Affecting the Company's Reputation. A Breaching Member may be dissociated if the Breaching Member or its Affiliates has committed any willful or grossly negligent action that is reasonably likely to affect materially and adversely the business of the Company, or any act involving any material and impermissible conflict of interest or self-dealing causing the Company to violate any provision of applicable securities law.

8.08 Requirement to Amend Agreement if Company Has One Member. If, because of the dissociation of a Member, the Company has only one Member, the Member shall as promptly as is reasonable cause this Agreement to be amended so as to be suitable for a single-Member Company.

8.09 Effect of Dissociations Resulting in the Company's Having No Members. If, because of death or otherwise, all of the Members are dissociated from the Company at the same or approximately the same time, their successors as Members shall be deemed to have succeeded to all of their respective membership rights for all purposes of this Agreement.

8.10 Duty of Reasonable Promptness. The Board shall use reasonable best efforts promptly to exercise all options and take all other actions under this ARTICLE VIII relating to a dissociated Member.

8.11 Effect of Dissociation. If a Member is dissociated from the Company pursuant to Section 8.03 above, then from and after the effective date of the dissociation, the Member shall only have a Non-voting Economic Interest in the Company and will not be entitled to vote on any question regarding the Company and such Interest(s) will not be considered to be outstanding for voting purposes but will be treated as outstanding for purposes of ARTICLE V above.

8.12 Right of First Refusal on Units in the Event of Expulsion. If the reason for dissociation is the expulsion of the Member pursuant to Section 8.07 above, then the Company shall have the option, at any time after the effective date of a Member's dissociation under such section, to purchase the dissociated Member's Units for the Adjusted Capital Account Balance of the Dissociated Member's Units, determined as of the date of exercise of the option pursuant to this Section 8.12. The purchase price for the Units under this Section 8.12 shall be payable, at the option of the Company, either in cash or pursuant to a non-recourse promissory note (the "Purchase Note"), secured by the Units being repurchased, payable in up to thirty-six (36) equal monthly payments of principal and interest sufficient to amortize the purchase price over such period, with interest at the Prime Rate of Bank of America as of the repurchase date, plus one percent (1%), with the first monthly payment being due thirty (30) days after the exercise of the purchase right in this Section 8.12. In the event the Company defaults in the payment of the Purchase Note, the only remedy of the holder thereof shall be to receive that number of Units equal to the number originally purchased pursuant to this Section 8.12 times the percentage of the original principal amount of the Purchase Note that remains unpaid.

8.13 Wrongful Dissociation. A person's dissociation as a Member is wrongful only if the dissociation is in breach of an express provision of this Operating Agreement or occurs before completion of the winding up of the Company and: (i) the person withdraws as a Member

by express will; (ii) the person is expelled as a Member by judicial order under Section 605.0602(6), F.S.; (iii) the person is dissociated under Section 605.0602(8), F.S.; or (iv) in the case of a person that is not a trust other than a business trust, an estate, or an individual, the person is expelled or otherwise dissociated as a Member because it willfully dissolved or terminated. A person who wrongfully dissociates as a Member is liable to the Company and, subject to Section 605.0801, F.S., to the other Members for damages caused by the dissociation. Such liability is in addition to each debt, obligation, or other liability of the Member to the Company or the other Members. The rights and obligations of a person who dissociates as a Member shall be governed by the Act.

ARTICLE IX

Transfers of Interests; Substitution of Members; Withdrawals; Actions of Members

9.01 Substitution of Members. The admission of any transferee as a Substitute Member shall be governed by Section 9.03 below.

9.02 General Restrictions on Transfer. Except as otherwise specifically provided in this Agreement, no Member shall Transfer any of such Member's Interest without both the consent of the Board and compliance with Sections 9.07 and 9.09 below. Any Member desiring to effect a transfer of its Interest shall provide not less than ninety (90) days prior written notice to the Board, and the Company, which notice shall provide a detailed description of the terms of such transfer, including, without limitation, the name of the assignee, the Interest being acquired, the purchase price of such Interest, and the purported closing date thereof. The Member desiring to effect such transfer shall provide each of the recipients of such notice any and all additional information as is reasonably requested in order to evaluate such transfer.

9.03 Requirements for Substitution. Notwithstanding anything to the contrary in this ARTICLE IX, upon the assignment of any Interest, no assignee shall have the right to become a Substitute Member in place of such assignee's assignor unless the following conditions have been satisfied:

(a) the Company has provided notice, in writing, to the proposed assignor Member that such transfer has been consented to by the Board;

(b) except in the case of the death of the assignor, the assignor has evidenced in a written instrument of assignment such assignor's intention that the assignee be admitted as a Substitute Member pursuant to the provisions hereof;

(c) the assignee has adopted and agreed in writing to be bound by all of the provisions of this Agreement, as the same may have been amended and/or restated;

(d) the assignee shall have paid all reasonable legal fees and filing costs and a reasonable handling fee to the Company to cover administrative charges in connection with such assignment and substitution; and

(e) all documents reasonably required by the Board to effect the substitution of the assignee as a Member shall have been executed.

When and if all of the provisions of this Section have been complied with, the assignee shall thereupon become a Member of the Company.

9.04 Obligations and Rights of Transferees. Whether or not a Person who acquires a Interest has accepted in writing the terms and provisions of this Agreement and assumed in writing the obligations hereunder of such Person's predecessor in interest, such Person shall be deemed, by such acquisition of such Interest, to have agreed to be subject to and bound by all the obligations of this Agreement with the same effect as any predecessor in interest of such Person. A Person acquiring a Interest shall have only such rights and shall be subject to all the obligations as provided in this Agreement; and without limiting the foregoing, such Person shall not have the right to have the value of such Person's Interest ascertained or receive the value of such Interest or, in lieu thereof, Net Profits attributable to any right in the Company, except as set forth in this Agreement. Notwithstanding anything herein to the contrary, a transferee who does not become a Substitute Member shall be entitled to receive only the Non-voting Economic Interest of such Interest purported to be transferred. Such transferee will not be entitled to vote on any question regarding the Company, and such Interest will not be considered to be outstanding for voting purposes, but will be treated as outstanding for purposes of ARTICLE V above. Upon and contemporaneously with the Transfer of a Member's Non-voting Economic Interest in the Company, which does not at the same time transfer the balance of the rights associated with the Non-voting Economic Interest transferred by the transferring Member (including, without limitation, the rights of the transferring Member to vote on, consent to, or otherwise participate in the management of the business of the Company), the Company shall purchase from the transferring Member, and the transferring Member shall sell to the Company, for a purchase price of $10.00, all remaining rights and interests retained by the transferring Member that immediately prior to such sale or gift were associated with the transferred Non-voting Economic Interest.

9.05 Restrictions Reasonable. Each Member acknowledges and agrees that the restrictions on the Transfer of Interests imposed by this Agreement are imposed to accomplish legitimate purposes of the Company and that such restrictions are not more restrictive than necessary to accomplish those purposes.

9.06 Withdrawals and Resignation. No Member shall have the right to withdraw his, her, or its capital or contributions to the Company without unanimous consent of the Board.

9.07 Company's Right of First Refusal. Notwithstanding anything set forth in this Agreement to the contrary, the Company shall have a right of first refusal with respect to the proposed transfer of any Interest. The Company may exercise its right of first refusal in the Board's discretion by written notice to the transferring Member within thirty (30) days after receiving written notice of the terms of the proposed transfer. If the Company exercises its right of first refusal with respect to a proposed transfer, then the Company shall consummate the purchase on the terms and conditions described in the written notice provided by the transferring Member on or before the later of (i) thirty days after the Company exercises its right of first refusal or (ii) the date for performance under the contract between the transferring Member and the proposed transferee.

9.08 Sale of Entire Company. Notwithstanding anything set forth in this Agreement to the contrary, a Majority of the Voting Interests may vote to sell their Units to a third party as part of a sale of the entire Company, in which event the holders of the remaining Units, both Voting and Non-Voting, shall be obligated to sell their Units on the same terms and conditions as the sale approved by the Majority of the Voting Interests.

9.09 Rights of Co-sale.

(a) If at any time, a Member (a "Transferring Member") receives and determines to accept a bona fide arm's length offer (the "Co-Sale Offer") from a person (the " Co-Sale Offeror") to purchase all or any portion of the Units (other than pursuant to a public sale or a transfer to an Affiliate of such holder) held by such Transferring Member for a specified price payable in cash or otherwise and on specified terms and conditions, and such transfer comprises greater than 2% of outstanding Units, such Transferring Member shall promptly forward a notice (the "Co-Sale Notice") complying with Section 9.09(b) below to each of the other Members (other than the Transferring Member) (the "Remaining Members"). The Transferring Member shall not transfer any Units to the Co-Sale Offeror unless the terms of the Co-Sale Offer are extended to each of the Remaining Members with respect to the proportionate percentage of the Units of each to which the Co-Sale Offer relates, whereupon each of the Remaining Members shall be entitled to transfer to the Co-Sale Offeror, pursuant to the Section 9.09 Offer, the proportionate percentage of the Units of each upon written acceptance of such offer delivered to the Transferring Member and the Co-Sale Offeror within twenty (20) days of delivery of the Co-Sale Notice.

(b) The Co-Sale Notice shall set forth (i)the number of Units to which the Co-Sale Offer relates, (ii) the name and address of the Co-Sale Offeror, (iii) the proposed amount and type of consideration (including, if the consideration consists in whole or in part of non-cash consideration, such information available to the Transferring Member as may be reasonably necessary to properly analyze the economic value and investment risk of such non-cash consideration), and the terms and conditions of payment offered by the Co-Sale Offeror, and (iv) that the Co-Sale Offeror has been informed of the co-sale rights provided for in this Co-Sale and has agreed to purchase Units in accordance with the terms of this Section 9.09. The Transferring Member shall not Transfer any Units subject to the provisions of this Section 9.09 to a Co-Sale Offeror unless any Units that each other Member has elected to transfer pursuant to the provisions of this Section 9.09 are simultaneously transferred to such Co-Sale Offeror on the same terms and conditions.

9.10 Obligation to Sell Interest. Upon the occurrence of any of the events specified in this section ("Triggering Event"), the Member to which any of the specified events applies or his personal representative ("Triggered Member"), as the case may be, shall immediately inform and provide notice ("Triggered Member's Notice") to the Company and to the remaining Voting Members (Non-Selling Members") of such Triggering Event. The Company shall have the option, but not the obligation, to purchase any or all of the Triggered Member's Interest ("Triggered Interest") within sixty (60) days of the later of the date of the Triggered Member's Notice ("Notice Date") or the date of establishment of fair market value pursuant to Section 9.11 below ("FMV Date"). Should the Company not exercise the option to purchase all of the Triggered Interest, the Non-Selling Voting Members shall have the right, but not the obligation, exercisable within ninety (90) days of the later of the Notice Date or the FMV Date, to purchase the remaining Triggered Interest on a pro-rata basis. In the event that any such Non-Selling Member declines or fails to exercise such option, the other Non-Selling Members shall have the right, but not the obligation, exercisable within one hundred twenty (120) days of the later of the Notice Date or the FMV Date, to purchase the remaining Triggered Interest on a pro-rata basis or in such other proportion as they may agree. The options granted under this section shall be exercised by giving written notice to the Triggered Member within the time specified, and the closing shall occur within thirty (30) days of such notice given. If notice is not timely and properly given to the Triggered Member, the rights of the Company or the Non-Selling Members shall be deemed to be waived. The events to which this section applies are as follows:

(a) the death of a Member if by virtue of such Member's death said Member's Interests are to be transferred to someone other than an existing Member;

(b) the commencement by the Member of any proceedings under any chapter of the United States Bankruptcy Act;

(c) the divorce of a Member from his or her spouse if such spouse thereby becomes the owner of or entitled to any part of the Interest of the Member (in which event only the ownership interest to which the spouse becomes entitled shall be subject to the option and obligations to purchase as provided herein); or

(d) any other involuntary transfer, foreclosure, or sale of, or any assertion of any other claim of primary title to the Interest of such Member by any third party with whom such Interest has been pledged or otherwise encumbered or who has any claim against the assets of a Member.

Such Triggered Member, on behalf of such Triggered Member and on behalf of such Triggered Member's successor(s) in interest, hereby appoints the Managers as his true and lawful attorney-in-fact to take any and all actions, including, without limitation, signing all contracts, instruments, certificates, transfer forms, and all other documents, necessary or convenient, to effect transfer of such Interest pursuant to this section. To the extent that the Company and/or the Non-Selling Members do not exercise their option to purchase the Triggered Interest as set forth above, the Triggered Member and/or his successors in interest shall lose the right to vote on any matters pertaining to the governance of the Company.

9.11 Purchase Price. The purchase price for the Triggered Member's Interest in Section 8.10 above shall be shall be payable, at the option of the Company, either in cash or pursuant to a non-recourse promissory note (the "Purchase Note"), secured by the Units being repurchased, payable in up to thirty-six (36) equal monthly payments of principal and interest sufficient to amortize the purchase price over such period, with interest at the Prime Rate of Bank of America as of the repurchase date, plus one percent (1%), with the first monthly payment being due thirty (30) days after the exercise of the purchase right in this Section. In the event the Company defaults in the payment of the Purchase Note, the only remedy of the holder thereof shall be to receive that number of Units equal to the number originally purchased pursuant to this Section times the percentage of the original principal amount of the Purchase Note that remains unpaid

(a) Once the purchase price is determined, the closing shall be within ninety (90) days, unless a Majority of the Members agrees to a later date.

9.12 Transfers to a Family Member. Notwithstanding anything herein to the contrary, any Member may at any time Transfer by gift all or any part of such Member's respective Non-voting Economic Interest to one or more of such Member's Family Members; provided, however, that following any such Transfer, the voting rights of such Non-voting Economic Interest shall remain with the transferor Member and such transferee and such transferred Non-voting Economic Interest shall continue to be subject to the transfer restrictions set forth in this ARTICLE IX; and further provided, however, that in the event such Non-voting Economic Interest is validly transferred to a non-Family Member pursuant to Section 9.03 above, then the voting rights associated with such Non-voting Economic Interest will be transferred to the transferee.

ARTICLE X

Dissolution

10.01 Dissolution. The Company shall be dissolved upon the occurrence of any of the following events (an "Event of Dissolution"):

(a) a unanimous determination by the Board that it shall be dissolved; or

(b) the sale of all or substantially all of the Company's assets.

10.02 Articles of Dissolution. As soon as possible following the occurrence of an Event of Dissolution, the Board shall cause Articles of Dissolution to be filed with the Department of State in accordance with Florida law.

10.03 Effect of Articles of Dissolution. Upon filing Articles of Dissolution with the Department of State, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business as set forth in Section 10.04 below, in which event the Company is not terminated, but continues until the winding up of the affairs of the Company is completed.

10.04 Winding Up, Liquidation, and Distribution of Assets.

(a) Upon dissolution of the Company, an accounting shall be made of the accounts of the Company and of the Company's assets, liabilities, and operations from the date of the last previous accounting until the date of dissolution. The Board may cause such accounting to be made by independent accountants and shall cause such accounting to be made by independent accountants upon the request of any Member. Upon dissolution of the Company, the Board, or any Person designated by the Board, shall immediately proceed to wind up the business and affairs of the Company.

(b) In winding up the business and affairs of the Company, the Board or its designee shall:

(i) sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent that the Board or its designee may determine to distribute assets to the Members in kind, it being recognized that any in-kind distribution is subject to ARTICLE V above);

(ii) allocate the Net Profits or Net Losses resulting from such sales to the Members' Capital Accounts in accordance with the provisions of this Agreement;

(iii) discharge all liabilities of the Company (including liabilities to Members who are also creditors, to the extent permitted by law) other than liabilities to Members for distributions, and establish such reserves as the Board or its designees deem reasonable to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company); and

(iv) distribute the remaining assets in accordance with the following:

(A) If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by the Board. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members shall be adjusted under the provisions of ARTICLE IV above to reflect such deemed sale.

(B) The Company's assets shall then be distributed to the Members, either in cash or in kind, in proportion to their Capital Account balances.

Any such distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Section 1.704.1(b)(2)(ii)(b)(2) of the Treasury Regulations.

(c) In connection with liquidation, the Company may offset damages for breach of this Agreement by a Member against the amount otherwise distributable to the Member, under ARTICLE V above.

(d) The provisions of Section 4.05 above, which eliminate any liability of a Member to restore any portion of a deficit balance in the Member's Capital Account, shall also apply to deficit balances in Capital Accounts upon liquidation of the Company.

(e) When all debts, liabilities, and obligations of the Company have been paid and discharged or adequate provisions have been made therefor and when all of the remaining property and assets have been distributed to the Members, the Company shall be deemed terminated.

(f) The Board and its designees, if any, shall comply with all applicable laws pertaining to the winding up of the business and affairs of the Company and the distribution of its assets.

ARTICLE XI

Books and Records, Bank Accounts, Withholding

11.01 Maintenance of Books and Accounting Method. The Board shall keep or cause to be kept the following: (a) a current list of the full names, in alphabetical order, and last known business or residence addresses of all Members; (b) a copy of the Articles of Organization, including any amendments thereof and any written powers of attorney relating to the execution thereof; (c) a copy of this Agreement, including any amendments thereof and any written powers of attorney relating to the execution thereof; (d) copies of federal, state, and local income tax returns and reports of the Company for the three most recent years; (e) copies of any financial statements of the Company for the three most recent years; and (f) unless and except as otherwise set forth in this Agreement, a writing setting forth (i) the amount of cash and a description and statement of the agreed value of any property or services that each Member has contributed and has agreed to contribute in the future, (ii) any times and events after which additional amounts must be contributed by each Member, (iii) any right of the Company to make a Member or for a Member to receive any distribution that includes a return of all or part of that Member's contribution, and (iv) each event that will trigger a dissolution and winding up of the

Company's affairs. Such books and records shall be maintained at the principal place of business of the Company and be available upon reasonable notice, at reasonable times, for inspection and examination by the Members or their duly authorized agents or representatives. The books and records of the Company shall be kept in accordance with accounting methods selected by the Board.

11.02 Fiscal Year. The fiscal year of the Company shall be the calendar year.

11.03 Reports to the Members.

(a) Not less often than annually the Board shall (at the Company's expense) prepare financial statements of the Company and shall make available copies of such statements to each Member. Each Member to whom such statement is requested shall have 30 days thereafter to examine such statement and to determine whether such Member is in agreement therewith. Should a Member within said 30 day period not make any written objection thereto (copies of which must be served on the Board and also on the Accountants), it shall be conclusively deemed as to such Member that such statement is accurate, and the same shall be binding and conclusive upon such Member as to the content and subject matter of such statement and as to the propriety and allocation of any expense or disbursement reflected thereon and as to the Capital Accounts shown therein and as to any other matter or thing appearing therein.

(b) The Board shall cause to be prepared and distributed to each Member the Member's 1099 (Form 1099) if applicable, and all other information reasonably necessary for the preparation of such Member's federal, state and local tax returns, on or before the due date required by applicable law, including any permitted extensions.

(c) No cause of action shall accrue to the Company or Board under this Section 11.03 if the Board shall have acted in good faith in attempting to meet their obligations under this Section yet failed to deliver any required statements, reports, returns, or information within the specified time period.

(d) A financial audit will be performed only upon approval of the Board or by a vote of a Majority of the Members.

(e) Each Member or his/her designated agent shall have access at reasonable times during regular business hours at the Company's office to inspect the Company's books of account, business records and all other information concerning the Company required by the Act to be made available to Members, and may make copies at such Member's expense.

11.04 Banking. All funds of the Company shall be deposited in such bank account or accounts as shall be established and designated by the Board. Withdrawals from any such bank account shall be made upon the signature of a Member of the Board specifically designated by the Board to act as signatory. All deposits and other funds not currently needed in the operation of the business of the Company and not distributed to the Members may be invested in such manner as the Board may determine in his sole discretion.

11.05 Tax Elections; Special Basis Adjustments; Withholding. The Board shall, in its reasonable discretion, make all tax elections on behalf of the Company. In the event of a Transfer of an Interest, the Board may elect in its discretion, pursuant to Section 754 of the Code (or corresponding provisions of succeeding law), to enable an adjustment to be made to the basis of the Company's assets. Any costs incurred by the Company in connection with such Section

754 election shall be borne by the holder(s) of such transferred Interest. Each holder will furnish the Company with all information necessary to give effect to such election. The Board shall be authorized to execute such documents and to withhold and pay over such amounts as shall be required pursuant to the Act.

ARTICLE XII

Amendments

12.01 Amendments that May Be Made Without the Consent of the Members. Subject to Section 12.03 below, the Board shall have the power and authority to amend this Agreement, the Articles of Organization, and/or any other organizational document or instrument of the Company from time to time without the consent of the Members for any of the following reasons:

(a) to reflect the admission, substitution, removal, or withdrawal of a Member in accordance with the terms of this Agreement (including, without limitation, an amendment to effect the admission of Additional Members pursuant to Section 4.02 above), or a change in the name of the Company;

(b) to reflect the occurrence of a return of all or part of any Member's paid-in Capital Contribution or to reflect additional contributions to the Company;

(c) to cure any ambiguity, to correct or supplement any provision herein that may be inconsistent with any other provision herein, or to clarify this Agreement, provided such amendment does not change the substance of this Agreement; or

(d) to effect an amendment that is, in the opinion either of counsel to the Company or of the Accountants, necessary or appropriate to satisfy requirements of the Code or of any other federal or any state tax laws or regulations with respect to partnership classification and does not increase or extend any financial obligation or liability of the Members or reduce the obligations of the Members hereunder.

If an amendment is executed pursuant to this Section, written notice of such amendment shall be delivered to each of the Members of the Company within 10 days of such amendment.

12.02 Amendments Requiring the Approval of the Members. Except as otherwise provided in Sections 12.01 above and 12.03 below, this Agreement and/or the Articles of Organization may only be amended by a Majority Vote of the Members.

12.03 Amendments Requiring Approval of Affected Member. The Board may not amend this Agreement and/or the Articles of Organization without the approval of each of the Members materially and adversely affected in the following situations: (i) without the written consent of all Members, no amendment shall amend this ARTICLE XII; (ii) no amendment may change the requisite Percentage Interest of Members that is needed to give any consent or approval under this Agreement without the written consent of at least such requisite percentage; (iii) no amendment shall reduce the Capital Account of any Member without the written consent of such affected Member; (iv) no amendment shall change the withdrawal rights of the Members without the written consent of all Members; (v) no amendment shall change the method of

distributing Available Cash or Liquidation Proceeds or of allocating Net Profits or Net Losses without the written consent of all affected Members; (vi) except as otherwise set forth in this Agreement, no amendment shall subject a Member to personal liability without the consent of the affected Member; and (vii) no amendment shall require a Member to make additional Capital Contributions. The approval of any Member to such amendment shall be deemed to have been given if (a) such approval is given in a vote (either in person or by proxy) at a duly called meeting of the Members or (b) such approval is delivered in writing to all other Members.

ARTICLE XIII

General Provisions

13.01 Entire Agreement. This Agreement and each of the schedules annexed hereto, each of which is made a part hereof by this reference, constitute the entire operating agreement of the Company within the meaning of the Act and contain the entire understanding and agreement among the parties upon the subject matter of this Agreement and may only be amended or changed in a writing as provided in ARTICLE XII above. Any prior understandings and agreements between or among the parties are merged herein, except only as herein otherwise expressly stated.

13.02 Notices. Each notice and other communication under or with respect to this Agreement (including instruments tendered as full satisfaction of debts and other communications concerning disputed debts) shall be in writing (including by telegraph, telex, facsimile, email, and other available communication facilities providing written copy to the recipient Person) and shall be effective when actually delivered to the Person to whom it is directed or when deposited in the United States mail at a time when the postal service is not experiencing a strike or other disruption in service and no such strike or disruption is publicly expected within a seven-day period following such deposit, postage prepaid, addressed to the Person to whom it is directed, to the attention of the individual and at the address provided for that Person in **Schedule A** (or if that Person is the Company, to the attention of the Recordkeeper at the Principal Office) or to the attention of such other individual or at such other address as that Person may designate by notice (such individual being referred to as the "Notice Individual" and such address being referred to as the "Notice Address"); provided that any notice that is directed to any Non-voting Economic Interest Owner may be given as if to the Member from whom the Non-voting Economic Interest Owner received, directly or indirectly, the Non-voting Economic Interest. Delivery of a notice or other communication to a Person, if made at the Notice Address, shall be to an individual whom the noticing or communicating Person reasonably believes is likely to transmit the notice or communication to the Notice Individual; provided, however, that delivery by a commercial carrier shall be presumed to have been to such an individual. Delivery of a notice or other communication to a Person at a place other than the Notice Address shall be only to the Notice Individual. A stamped receipt issued by a United States post office for registered or certified mail shall be presumptive evidence of deposit in the United States mail, and a receipt signed by a responsible Person for the recipient Person or a delivery confirmation from a commercial messenger or courier shall be presumptive evidence of actual delivery.

13.03 Application of Florida Law. This Agreement shall be construed as though prepared by all of the parties hereto. This Agreement, and the performances of the parties hereunder, shall be governed by the laws of the State of Florida without giving effect to the principles of conflicts of laws that would otherwise provide for the application of the substantive law of another jurisdiction.

13.04 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney, and other instruments necessary or appropriate to comply with any laws, rules, or regulations.

13.05 Headings and Pronouns. Headings and captions contained in this Agreement are solely for the convenience of the parties and are not to be considered in interpreting or construing this Agreement or the parties' rights, remedies, and obligations hereunder. The words "herein," "hereof," and "hereunder," when used in this Agreement, refer to this Agreement in its entirety. The word "include" and its derivatives mean by way of example and not by way of exclusion or limitation. Words in the singular include the plural; and words in the plural include the singular, according to the requirements of the context. Words importing a gender include all genders.

13.06 Waivers. No party shall be deemed to have waived any right or remedy under or with respect to this Agreement unless such waiver is expressed in a writing signed by such party. No waiver of any right or remedy under or with respect to this Agreement by a party on any occasion or in any circumstance shall be deemed to be a waiver of any other right or remedy on that occasion or in that circumstance nor a waiver of the same or of any other right or remedy on any other occasion or in any other circumstance.

13.07 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

13.08 Severability. If any provision in this Agreement is held to be invalid or unenforceable on any occasion or in any circumstance, such holding shall not be deemed to render the provision invalid or unenforceable on any other occasion or in any other circumstance nor to render any other provision hereof invalid or unenforceable, and to that extent the provisions of this Agreement are severable; provided, however, that this provision shall not preclude a court of competent jurisdiction from refusing so to sever any provision if severance would be inequitable to one or more of the parties.

13.09 Heirs, Successors, and Assigns. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns. No assignment of this Agreement or of any right or obligation hereunder shall relieve the assignor of the assignor's obligations hereunder without approval of the Board.

13.10 No Third-Party Beneficiaries; No Rights in Creditors. This Agreement creates no rights benefiting third Persons; and no third Person shall have any right to enforce any provision hereof, except as may be specifically provided herein. Without limiting the generality of the preceding sentence, none of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company.

13.11 Rule Against Perpetuities. The parties hereto intend that the rule against perpetuities (and any similar rule of law) not be applicable to any provision of this Agreement. Notwithstanding anything to the contrary in this Agreement, however, if any provision in this Agreement would be invalid or unenforceable because of the Rule Against Perpetuities or any similar rule of law but for this Section 13.11, the parties hereto hereby agree that any future

interest that is created under said provision shall cease if it is not vested within 21 years after the death of the last survivor of the group composed of the individuals who own membership Units and their issue who are living on the effective date of this Agreement.

13.12 **Facsimile; Email; Counterparts**. Signatures on this Agreement may be communicated by facsimile or email transmission and shall be binding upon the parties transmitting the same by facsimile or email transmission. Counterparts with original signatures shall be provided to the other parties within five calendar days of the applicable facsimile or email transmission; provided, however, that the failure to provide the original counterpart shall have no effect on the validity or the binding nature of this Agreement. If executed in counterparts, the Agreement shall be effective as if simultaneously executed.

13.13 **Changes in Applicable Law**. In the event that the requirements of applicable federal and state laws and regulations that relate to the ownership and operation of the Company are materially altered, or are reinterpreted by a competent tribunal or regulatory board or agency, so as to have a material adverse impact on the rights or Interests of any Member, the Board and the Members shall attempt in good faith to renegotiate any affected provisions of this Agreement.

13.14 **Resolution of Disputes**.

(a) If a dispute or disagreement arising out of or relating to the formation, interpretation, performance, or breach of this Agreement or in connection with the operation, management, or dissolution of the Company exists among the Members or the Board or the Company (a "Dispute"), then any parties to the Dispute shall first submit the reasons for its position in writing to the Company, the Board, and any other Members with an interest in the Dispute; and such other parties shall be required within seven (7) days to submit the reasons for their position in writing to the first and to then enter into good faith negotiations to attempt to resolve the Dispute. If the Dispute cannot be settled by good faith negotiation between the Members within thirty (30) days after the last written submission is due, then any party to the Dispute may submit the Dispute to binding arbitration. Any such arbitration shall be conducted by a panel of three arbitrators in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, except to the extent modified herein. Judgment on the award rendered may be entered in any court having jurisdiction thereof. The arbitrators shall not be empowered to award punitive or exemplary damages. The parties to the Dispute shall, within thirty (30) days of receipt of notice that the dispute has been submitted to arbitration, appoint three arbitrators. If three arbitrators cannot be selected by the mutual consent of the parties, said arbitrators shall be appointed by the American Arbitration Association. Unless otherwise determined by the arbitrators, the Members shall bear their respective costs incurred in connection with the procedures described in this Section 13.14, except that the Members involved in an arbitration shall share equally the fees and expenses of the arbitrator. The arbitrators shall be required to make a decision within sixty (60) days of the appointment of the arbitrators. Any such arbitration proceeding shall take place in Tallahassee, Florida, unless all parties to such Dispute agree to a different venue.

(b) Subject to the other provisions of this Section, the Company's own attorneys' fees and costs in any proceeding under this Section shall be an additional contribution by the Members, the pro-rata share of which shall be due and owing upon demand and must be remitted within ten (10) business days of such demand. In addition to any relief, order, or award that an arbitrator enters, each Member found to be a losing party in any arbitration between or among the Company and any of the Members will be required to pay the reasonable attorneys'

fees, expert witness fees, and costs of each Member determined to be the prevailing party. The Company shall have no liability for any Member's attorneys' fees and costs under this Section. If the Company is determined to be a prevailing party, each Member determined to be a losing party shall pay the Company's attorneys' fees and costs award; and no Member's Interest will be increased or decreased based on any losing Member's payment of an attorneys' fees and costs award for the Company under this Section, even if it is the losing party.

(c) The Company and the Members hereby waive trial by jury in any action or proceeding to which they may be parties that arises out of or in connection with or in any way pertaining to this Agreement. This waiver is knowingly, willingly, and voluntarily made by the Company and the Members.

(d) The Members', the Board's and the Company's rights and obligations under this Section will survive any Member's dissociation or the dissolution of the Company.

[*Remainder of page intentionally left blank; signature pages to follow*]

IN WITNESS WHEREOF, the undersigned have duly executed this Operating Agreement of Ology Brewing Company, LLC.

BOARD MEMBERS:

____
Nick Walker

Date: 6/17/25

____
Brian Clark

Date: 06/17/2025

____
Paul Woodward

Date: 6/17/2025

____
David Arendt
Date: 6/17/25

SCHEDULE A

MEMBERS AND UNITS

Voting Units	Units	Percentage (rounded to two decimals for simplicity)
Nick Walker	3,000	1.53%
Brian Clark	3,000	1.53%
Paul Woodward	3,000	1.53%
Max Arndt	3,000	1.53%
Roger Hawkes	2,000	1.02%
Non-voting Units		
Nick Walker	43,550	22.20%
Paul Woodward	25,820	13.16%
Brian Clark	24,550	12.52%
Roger Hawkes	5,400	2.75%
Dylan Sumner & Reagan Jager	8,634	4.40%
Maxwell Arndt	3,350	1.71%
Joe Gray	2,400	1.22%
Alison Stowers	1,000	0.51%
Beth Ann Matuga	1,000	0.51%
Bradley & Sara Jakab	1,000	0.51%
David Muntean	1,712	0.87%
Gwendolyn Graham	1,000	0.51%
Jaeson Homola	1,300	0.66%
Jesse Parsons	1,000	0.51%
Matthew Gill & Anne Van den Heuvel	1,850	0.94%
Nick Campanile Sr..	1,400	0.71%
Nick Campanile Jr.	800	0.41%
Richard Woodward	1,113	0.57%
Todd May	1,000	0.51%
Eric Milles	810	0.41%
Henry Graham	250	0.13%
Gary Merriman	1,152	0.59%

Brian Merriman	**183**	**0.09%**
Harin Desai	**500**	**0.26%**
Sonia & Ricardo Ayala	**9,144**	**4.66%**
Nicholas Panagakis	**7,149**	**3.64%**
Joseph Howard Shaughnessy Trust	**6,402**	**3.26%**
Don Owens	**3,836**	**1.96%**
Stephen Leacock	**1,200**	**0.61%**
Alex Stowers	**600**	**0.31%**
David Arendt	**3,600**	**1.84%**
Jessica Clark	**1,800**	**0.92%**
Martin Bremer	**384**	**0.20%**
Johnson Venture Partners, LLC	**1,726**	**0.88%**
Andrew Felix	**959**	**0.49%**
Mel Pope	**748**	**0.38%**
Mike Turner	**750**	**0.38%**
Alexandra Ayala and Greg Barie	**300**	**0.15%**
Andrew Callsen	**673**	**0.34%**
Liza McFadden	**748**	**0.38%**
Sebrena and Screven Watson	**750**	**0.38%**
Thomas and Michelle Winokur	**750**	**0.38%**
Nicholas Stoltzfus	**150**	**0.08%**
<u>Vesting Non-voting Units</u>		
David Arendt1	**6,000**	**3.06%**
Colin Miller2	**3,720**	**1.90%**

Summary		
<u>Unit Type</u>	**Units**	**Percentage**
Voting Units	**14,000**	**7.14%**
Non-Voting Units	**172,443**	**87.91%**
Vesting Non-Voting Units	**9,720**	**4.96%**
Total:	**196,163**	**100%**

The Members acknowledge their respective Percentage Interest is effective as of the date of this Agreement. Each Member's Percentage Interest will change with the sale of Units to Additional Members.

1) For David - The Units vest in equal parts on a quarterly basis for forty quarters following January 1, 2020 to the extent the Board has not terminated the vesting of the Units by the end of the quarter. Any Units which are unvested as of the date the vesting of the Units cease will be automatically cancelled by the Company and will cease to be outstanding. All unvested Units will automatically vest in the event of the occurrence of any of a Change of Control of the Company. If the unit holder is terminated without cause then the units will continue vesting on the same schedule as if the employment relationship continued, in other words the units will neither be terminated or accelerated. To clarify further vesting can only be stopped if David quits his employment with the company or if he is removed for cause due to but not limited to a non-corrected laps in performance after having been informed of his need to correct his performance by both the CEO and the Board of Directors, or any other potential legal or PR issue he causes that could harm the company. As stated above if terminated for cause the vesting will be terminated and any unvested units will be cancelled by the Company. If employment is terminated by the company without cause, for instance but not limited to economic reasons or a restructuring the units will continue to vest as if David was still employed.

2) For Colin - The Vesting of the Units shall commence on November 2024 and shall continue as follows: **First 1,860 units**: Vest fully in November of 2028, 4 years from the initial vesting start date, no units vest until passing November 2028. **Second 1,860 units**: An additional 1,860 units have a four year cliff and don't begin vesting until November 2028. These units shall vest in equal monthly installments of 31 units per month over a period of 5 years from November 2028, until fully vested in November 2033. Vesting of all units is accelerated upon the sale of the entire company. **Termination**: In the event that the Grantee's employment with the Company is terminated for any reason, any unvested Units as of the date of termination shall be forfeited to the Company immediately upon such termination. The associated unitholder acknowledges and agrees that the Board shall have the sole discretion to terminate the vesting of the Units, even under circumstances that do not constitute grounds for termination of any Employment Relationship or to dissociate him as a Unitholder.

SCHEDULE B

JOINDER
TO
OPERATING AGREEMENT
OF
OLOGY BREWING COMPANY, LLC

By affixing his, her or its signature hereto, the undersigned, hereby agrees that effective as of the date of its admission to **Ology Brewing Company, LLC** (the "Company") as a Member, he/she/it shall (i) be bound by each and every term and provision of the Operating Agreement of the Company, as the same may be duly amended from time to time in accordance with the provisions thereof, and (ii) become and be a Member of the Company and a party to said Operating Agreement of the Company.

The undersigned has executed this Joinder as of ____________________, _________.

(Complete if individual)

____
Print Name:___________________________________

(Complete if entity)

____
[Name of Entity]

By:____
Name:____
Title:____

ACCEPTANCE

The foregoing Joinder is hereby accepted by the Company as of __________________, ________.

Ology Brewing Company, LLC

By:___________________________________